Exhibit 3.1

State of Delaware Secretary of State Division of Corporations Delivered 10:57 AM 06/23/2006 FILED 10:57 am 06/23/2006 SRV 060605330 – 2309979 FILE

CERTIFICATE OF ELIMINATION

OF THE

SERIES B CONVERTIBLE PREFERRED STOCK

OF

AVAX TECHNOLOGIES, INC.

Pursuant to Section 151(g) of the

General Corporation Law of the State of Delaware

AVAX Technologies, Inc., a corporation organized and existing under the Delaware General Corporation Law (the “Corporation”), in accordance with the provisions of Section 151(g) of the Delaware General Corporation Law does hereby certify that the following resolutions respecting the Series B Convertible Preferred Stock were duly adopted by the Corporation’s Board of Directors at a meeting duly called and held on June 12, 2006:

RESOLVED, that no shares of the Corporation’s Series B Convertible Preferred Stock are outstanding and that no shares of the Series B Convertible Preferred Stock will be issued subject to the certificate of designations previously filed with the Secretary of State of the State of Delaware on May 15, 1996, as amended, with respect to the Series B Convertible Preferred Stock; and

FURTHER RESOLVED, that the officers of the Corporation are directed to file with the Secretary of State of the State of Delaware a certificate pursuant to Section 151(g) of the Delaware General Corporation Law setting forth these resolutions in order to eliminate from the Corporation’s certificate of incorporation all matters set forth in the certificate of designations with respect to the Series B Convertible Preferred Stock.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Elimination to be signed by its duly authorized officer this 16th day of June, 2006.

AVAX TECHNOLOGIES, INC.
By:	/s/ Richard P. Rainey
Richard P. Rainey President